

September 25, 2012

Via E-mail
Joseph K. Belanoff
Chief Executive Officer
Corcept Therapeutics, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

Re: Corcept Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 0-50679

Dear Mr. Belanoff:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Notes to Condensed Financial Statements

1. Summary of Significant Accounting Policies

Net Product Sales, page 9

1. You state on page 9 that "We calculate gross product revenues based on the price that we charge our customers. We estimate our net product revenues by deducting from our gross product revenues (a) trade allowances, such as discounts for prompt payment and distributor fees, (b) estimated government rebates and chargebacks, (c) reserves for expected product returns and (d) estimated costs of patient assistance programs. We

initially record estimates for these deductions at the time we recognize the gross revenue. We update our estimates on a recurring basis as new information becomes available."

- Please provide us an analysis of the charges, payments and reserve balance at June 30, 2012 for items (a) through (d) above.

- Please tell us how you were able to comply with the guidance in ASC 605-15-25-1-(f) and ASC 605-15-25-3 a. through d. in determining the amount of your reserve for returns for this new product allowing for full revenue recognition at time of sale. Address in your response your concerns, as disclosed, over physician and patient acceptability of the product, the lengthy return period and slower than expected product launch.

- Tell us how you confirmed that there was not excess inventory held by your single distributor and specialty pharmacy.

Cost of Sales, page 9

2. You state that "We began capitalizing Korlym production costs as inventory following approval by the FDA on February 17, 2012. Prior to receiving the FDA approval for Korlym, we expensed all costs related to the manufacturing of the product (including stability costs and manufacturing overhead) as incurred; we classified these costs as research and development expense. A portion of the product manufactured prior to FDA approval is available for us to use commercially." Please tell us the amount of these costs classified as research and development expense by year for each of the three years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 and how you considered the guidance in ASC 730-10-15-4 a. through e. in determining that classifying the manufacturing costs incurred prior to FDA approval as research and development expenses complies with GAAP.

3. Composition of Certain Balance Sheet Items
Inventory, page 11

3. It appears your cost of product revenues was only 5.5% of net product revenues for the quarter ended June 30, 2012. Please tell us the amount of estimated revenues represented by inventory on hand at June 30, 2012 for which manufacturing costs were expensed in prior periods as research and development expenses (i.e. "zero cost inventories"). Tell us when you expect to finish selling these inventories.

4. If the zero cost inventories exceed your estimated product sales for the next twelve months, tell us why a material portion of the $2.4 million inventory June 30, 2012 should not be classified as "non-current" assets since your accounting is on a FIFO basis.

5. Tell us what you estimate your gross margin percentage will be after the zero cost inventories are sold.

6. Please explain why you have only $25,000 in finished goods inventory at June 30, 2012.

7. Please explain why you are carrying the cost of "work-in-progress" inventory on your financial statements since you contract the manufacture of inventory to a third party. Also explain how the amount is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant